SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Westway Group, Inc.

(Name of Subject Company)

Westway Group, Inc.

(Names of Person Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

Series A Perpetual Convertible Preferred Stock, par value $0.0001 per share

Warrants, exercise price of $5.00 per share of Class A Common Stock

(Title of Class of Securities)

96169B100

(CUSIP Number for Class A Common Stock)

James B. Jenkins

Chief Executive Officer

Westway Group, Inc.

365 Canal Street, Suite 2900

New Orleans, LA 70130

(504) 525-9741

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Craig L. Godshall, Esq.

Stephen M. Leitzell, Esq

Dechert LLP

2929 Arch Street, 21st Floor

Philadelphia, PA 19104

(215) 994-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Westway Group, Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Bishop Infrastructure II Acquisition Company, Inc., a Delaware corporation (“Parent”). Parent is a controlled affiliate of EQT Infrastructure II Limited Partnership, a limited partnership registered under the laws of England and Wales (the “Guarantor”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent, Purchaser and Guarantor with the U.S. Securities and Exchange Commission (the “SEC”) on December 31, 2012 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase for cash: (i) all of the outstanding shares of Common Stock at a purchase price of $6.70 per share of Common Stock, (ii) all of the outstanding Warrants to purchase Common Stock at a purchase price per share of Common Stock subject to each such Warrant of $1.70, and (iii) all of the outstanding shares of Preferred Stock at a purchase price of $6.79 per share of Preferred Stock (each an applicable “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 31, 2012 (the “Offer to Purchase”), and the related letters of transmittal (the “Letters of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Statement.

The information set forth in the Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item	3. Past Contacts, Transactions, Negotiations and Agreements

The first and second paragraphs under the heading “Arrangements Between the Company and its Directors, Executive Officers and Affiliates” and subheading “Purchase Agreement” are hereby amended and restated in their entirety:

“On December 20, 2012, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with ED&F Man Holdings Limited, an affiliate of the Company’s majority shareholder and a limited liability company incorporated and registered in England and Wales with registered number 03909548 (“ED&F Man”), Westway Holdings UK Limited, a limited liability company incorporated and registered in England and Wales with registered number 06689215, Westway Terminal & Feed Products Canada, Inc., a corporation organized under the laws of Canada and Westway Holdings Netherlands B.V., a limited liability company organized under the laws of the Netherlands. On December 20, 2012, a special committee of the Board, formed for the purpose of evaluating possible transactions (the “Special Committee”) unanimously approved the transactions contemplated by the Purchase Agreement and unanimously declared that such transactions, on the terms and conditions generally consistent with those set forth in the Purchase Agreement, are advisable, fair to and in the best interests of the Company.

On January 7, 2013, the parties to the Purchase Agreement consummated the transactions contemplated thereby. ED&F Man acquired all of the outstanding interests of Westway Feed Products, LLC, Westway Terminals UK Ltd, Westway Hibernian Holdings Limited, Westway Holdings Australia Pty Limited and certain assets of Westway Terminal & Feed Products Canada Inc. for a final purchase price of approximately $112 million.”

Item	8. Additional Information

In Item 8, the first paragraph of the subsection entitled “Antitrust Laws” is hereby amended and restated in its entirety to read as follows:

Parent filed a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to its proposed acquisition of the Company pursuant to the Merger Agreement on December 21, 2012. The Company submitted its Premerger Notification and Report Form with the FTC and the Antitrust Division on December 21, 2012. On January 3, 2013, the parties received notice from the FTC of early termination of the required waiting period under the HSR Act. Accordingly, the condition to the Offer that the applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

WESTWAY GROUP, INC.

Date: January 7, 2013	By:	/s/ Thomas A. Masilla, Jr.
	Name:	Thomas A. Masilla, Jr.
	Title:	Chief Financial Officer